UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2022 AND 2021

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”). Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022 and 2021, and its consolidated financial performance and cash flows for the three-month periods ended March 31, 2022 and 2021, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$27,255 million and NT$31,316 million, which represented 5.64% and 7.94% of the total consolidated assets as of March 31, 2022 and 2021, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$(1,958) million and NT$1,711 million, which represented (8.28)% and 15.58% of the consolidated income from continuing operations before income tax for the three-month periods ended March 31, 2022 and 2021, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$96 million and NT$852 million, which represented 0.45% and 6.34% of the consolidated total comprehensive income for the three-month periods ended March 31, 2022 and 2021, respectively, are based solely on the reports of other independent auditors.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

April 27, 2022

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2022, December 31, 2021 and March 31, 2021 (March 31, 2022 and 2021 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	March 31, 2022	December 31, 2021	March 31, 2021
Current assets
Cash and cash equivalents	6(1)	$ 172,170,231	$ 132,622,131	$ 107,285,177
Financial assets at fair value through profit or loss, current	6(2)	775,035	945,021	1,031,863
Financial assets at fair value through other comprehensive income, current	6(3)	6,082,662	8,482,334	-
Financial assets measured at amortized cost, current		20,000	20,000	-
Contract assets, current	6(20)	338,593	319,621	249,468
Accounts receivable, net	6(4)	37,079,955	34,624,109	28,839,306
Accounts receivable-related parties, net	7	967,590	566,338	397,702
Other receivables		775,428	857,233	1,491,776
Current tax assets		12,137	2,597	34,934
Inventories, net	6(5)	25,400,701	23,011,183	22,225,438
Prepayments		2,378,980	2,376,024	2,401,731
Other current assets	6(7), 6(20)	3,681,857	29,446,842	15,125,747
Total current assets		249,683,169	233,273,433	179,083,142

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 7	21,557,371	19,501,274	16,652,876
Financial assets at fair value through other comprehensive income, noncurrent	6(3)	12,086,558	11,353,331	14,702,528
Investments accounted for under the equity method	6(6)	38,747,795	41,692,084	33,480,086
Property, plant and equipment	6(8), 8	130,956,078	129,941,703	126,430,095
Right-of-use assets	6(9), 8	7,156,909	7,126,845	7,609,051
Intangible assets	6(10), 7	3,602,842	3,644,933	4,657,989
Deferred tax assets		5,093,475	5,395,993	6,177,033
Prepayment for equipment		9,123,328	8,322,874	2,014,082
Refundable deposits	8	2,390,529	2,358,549	2,272,053
Other noncurrent assets-others		2,510,462	1,815,752	1,183,219
Total non-current assets		233,225,347	231,153,338	215,179,012

Total assets		$ 482,908,516	$ 464,426,771	$ 394,262,154

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2022, December 31, 2021 and March 31, 2021 (March 31, 2022 and 2021 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	March 31, 2022	December 31, 2021	March 31, 2021
Current liabilities
Short-term loans	6(11), 6(27)	$1,339,861	$1,924,124	$5,162,639
Financial liabilities at fair value through profit or loss, current	6(12)	1,158,090	2,380,599	19,653
Contract liabilities, current	6(20)	4,396,351	3,441,754	2,827,171
Notes and accounts payable		9,062,406	8,364,158	8,260,804
Other payables	6(19), 7	22,601,232	21,417,215	17,394,725
Payables on equipment		7,631,442	7,875,927	5,290,594
Current tax liabilities		6,658,032	4,254,042	1,482,283
Lease liabilities, current	6(9), 6(27)	567,191	557,873	553,806
Other financial liabilities, current	6(27), 9(6)	13,207,549	12,718,616	-
Current portion of long-term liabilities	6(13), 6(14), 6(27)	21,238,091	37,331,970	32,120,532
Other current liabilities	6(16), 6(17), 6(27), 7	5,260,151	5,187,451	5,418,640
Total current liabilities		93,120,396	105,453,729	78,530,847

Non-current liabilities
Contract liabilities, noncurrent	6(20)	594,714	641,386	457,280
Bonds payable	6(13), 6(27)	23,078,853	23,077,699	10,492,111
Long-term loans	6(14), 6(27)	26,988,132	16,751,896	17,210,484
Deferred tax liabilities		1,970,842	1,763,159	1,609,952
Lease liabilities, noncurrent	6(9), 6(27)	4,482,036	4,510,881	4,924,602
Net defined benefit liabilities, noncurrent	6(15)	3,214,784	3,877,321	3,735,864
Guarantee deposits	6(27)	14,681,440	14,261,029	573,446
Other noncurrent liabilities-others	6(16), 6(19), 6(27), 9(6)	12,492,212	12,886,787	27,054,808
Total non-current liabilities		87,503,013	77,770,158	66,058,547

Total liabilities		180,623,409	183,223,887	144,589,394

Equity attributable to the parent company
Capital	6(18)
Common stock		124,821,235	124,832,476	124,224,015
Additional paid-in capital	6(18), 6(19)
Premiums		39,889,798	39,889,798	36,809,962
Treasury stock transactions		4,531,955	4,531,955	3,340,664
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		466,457	466,457	466,457
Recognition of changes in subsidiaries’ ownership		1,338	-	1,656
Share of changes in net assets of associates and joint ventures accounted for using equity method		87,869	87,889	93,955
Employee stock options		-	-	161,791
Restricted stock for employees		2,249,369	2,238,128	2,170,666
Other		240,880	683,866	11,506
Retained earnings	6(18)
Legal reserve		15,734,416	15,734,416	12,536,526
Special reserve		8,164,648	8,164,648	11,022,314
Unappropriated earnings		111,130,417	91,476,725	66,785,116
Other components of equity	6(19)
Exchange differences on translation of foreign operations		(12,752,970)	(16,629,547)	(13,353,706)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		9,260,608	11,715,333	8,722,157
Unearned employee compensation		(1,835,182)	(2,212,441)	(3,295,908)
Treasury stock	6(18), 6(19)	-	-	(119,801)
Total equity attributable to the parent company		301,990,838	280,979,703	249,577,370

Non-controlling interests	6(18)	294,269	223,181	95,390
Total equity		302,285,107	281,202,884	249,672,760

Total liabilities and equity		$ 482,908,516	$ 464,426,771	$ 394,262,154

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month periods ended March 31, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2022	2021
Operating revenues	6(20), 7	$63,422,820	$47,097,012
Operating costs	6(5), 6(10), 6(15), 6(19), 6(20), 6(21), 7	(35,918,490)	(34,602,710)
Gross profit		27,504,330	12,494,302
Operating expenses	6(4), 6(10), 6(15), 6(19), 6(21), 7
Sales and marketing expenses		(1,254,548)	(1,089,397)
General and administrative expenses		(2,226,939)	(1,806,266)
Research and development expenses		(3,032,939)	(3,048,992)
Expected credit impairment gains		945	12,452
Subtotal		(6,513,481)	(5,932,203)
Net other operating income and expenses	6(16), 6(22)	1,343,338	1,059,648
Operating income		22,334,187	7,621,747
Non-operating income and expenses
Interest income		168,970	116,443
Other income		16,630	14,106
Other gains and losses	6(23)	2,564,170	1,776,997
Finance costs	6(23)	(503,890)	(406,249)
Share of profit or loss of associates and joint ventures	6(6)	(1,858,432)	1,766,569
Exchange gain, net		926,239	93,456
Subtotal		1,313,687	3,361,322
Income from continuing operations before income tax		23,647,874	10,983,069
Income tax expense	6(25)	(3,582,251)	(1,094,171)
Net income		20,065,623	9,888,898
Other comprehensive income (loss)	6(24)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		(1,666,445)	4,176,385
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		(733,160)	875,739
Income tax related to items that will not be reclassified subsequently	6(25)	(55,120)	(33,302)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		3,773,432	(1,456,238)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		133,067	(5,576)
Income tax related to items that may be reclassified subsequently	6(25)	(29,890)	(1,018)
Total other comprehensive income (loss)		1,421,884	3,555,990
Total comprehensive income (loss)		$21,487,507	$13,444,888

Net income (loss) attributable to:
Shareholders of the parent		$19,807,535	$10,427,915
Non-controlling interests		258,088	(539,017)
		$20,065,623	$9,888,898

Comprehensive income (loss) attributable to:
Shareholders of the parent		$21,229,387	$13,983,907
Non-controlling interests		258,120	(539,019)
		$21,487,507	$13,444,888

Earnings per share (NTD)	6(26)
Earnings per share-basic		$1.61	$0.85
Earnings per share-diluted		$1.58	$0.84

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three-month periods ended March 31, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2021	6(18)	$124,224,015	$ 43,211,214	$ 12,536,526	$ 11,022,314	$ 56,617,520	$(11,890,876)	$3,726,229	$(3,667,395)	$(119,801)	$235,659,746	$ 113,356	$235,773,102
Net income (loss) for the three-month ended March 31, 2021	6(18)	-	-	-	-	10,427,915	-	-	-	-	10,427,915	(539,017)	9,888,898
Other comprehensive income (loss) for the three-month period ended March 31, 2021	6(18), 6(24)	-	-	-	-	-	(1,462,830)	5,018,822	-	-	3,555,992	(2)	3,555,990
Total comprehensive income (loss)		-	-	-	-	10,427,915	(1,462,830)	5,018,822	-	-	13,983,907	(539,019)	13,444,888
Share-based payment transaction	6(19)	-	73,287	-	-	-	-	-	371,487	-	444,774	-	444,774
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	75	-	-	22,894	-	(22,894)	-	-	75	-	75
Changes in subsidiaries’ ownership	6(18)	-	1,656	-	-	-	-	-	-	-	1,656	(1,654)	2
Non-Controlling Interests	6(18)	-	-	-	-	-	-	-	-	-	-	2,895	2,895
Others	6(18)	-	(229,575)	-	-	(283,213)	-	-	-	-	(512,788)	519,812	7,024
Balance as of March 31, 2021	6(18)	$124,224,015	$ 43,056,657	$ 12,536,526	$ 11,022,314	$ 66,785,116	$(13,353,706)	$8,722,157	$(3,295,908)	$(119,801)	$249,577,370	$95,390	$249,672,760

Balance as of January 1, 2022	6(18)	$124,832,476	$ 47,898,093	$ 15,734,416	$ 8,164,648	$ 91,476,725	$(16,629,547)	$ 11,715,333	$(2,212,441)	$ -	$280,979,703	$ 223,181	$281,202,884
Impact of retroactive applications	3, 6(18)	-	-	-	-	(153,843)	-	-	-	-	(153,843)	(66,089)	(219,932)
Adjusted balance as of January 1, 2022	6(18)	124,832,476	47,898,093	15,734,416	8,164,648	91,322,882	(16,629,547)	11,715,333	(2,212,441)	-	280,825,860	157,092	280,982,952
Net income for the three-month ended March 31, 2022	6(18)	-	-	-	-	19,807,535	-	-	-	-	19,807,535	258,088	20,065,623
Other comprehensive income (loss) for the three-month period ended March 31, 2022	6(18), 6(24)	-	-	-	-	-	3,876,577	(2,454,725)	-	-	1,421,852	32	1,421,884
Total comprehensive income (loss)		-	-	-	-	19,807,535	3,876,577	(2,454,725)	-	-	21,229,387	258,120	21,487,507
Share-based payment transaction	6(19)	(11,241)	11,241	-	-	-	-	-	377,259	-	377,259	-	377,259
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(20)	-	-	-	-	-	-	-	(20)	-	(20)
Changes in subsidiaries’ ownership	6(18)	-	1,338	-	-	-	-	-	-	-	1,338	(1,338)	-
Non-Controlling Interests	6(18)	-	-	-	-	-	-	-	-	-	-	4,842	4,842
Others	6(18)	-	(442,986)	-	-	-	-	-	-	-	(442,986)	(124,447)	(567,433)
Balance as of March 31, 2022	6(18)	$124,821,235	$ 47,467,666	$ 15,734,416	$ 8,164,648	$111,130,417	$(12,752,970)	$9,260,608	$(1,835,182)	$ -	$301,990,838	$ 294,269	$302,285,107

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2022	2021
Cash flows from operating activities:
Net income before tax	$23,647,874	$10,983,069
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	10,656,479	11,135,846
Amortization	733,034	697,629
Expected credit impairment gains	(945)	(12,452)
Net gain of financial assets and liabilities at fair value through profit or loss	(2,417,830)	(1,759,147)
Interest expense	491,766	388,567
Interest income	(168,970)	(116,443)
Dividend income	(16,630)	(14,106)
Share-based payment	377,259	444,809
Share of loss (profit) of associates and joint ventures	1,858,432	(1,766,569)
Gain on disposal of property, plant and equipment	(61,418)	(19,196)
Loss on disposal of investments	-	10,188
Loss on repurchases of bonds	31,852	-
Exchange loss on financial assets and liabilities	226,914	79,297
Amortization of deferred government grants	(1,053,908)	(987,088)
Income and expense adjustments	10,656,035	8,081,335
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(234,821)	328,911
Contract assets	(18,952)	(672)
Notes receivable and accounts receivable	(2,579,924)	(2,209,866)
Other receivables	64,652	108,868
Inventories	(2,133,994)	167,008
Prepayments	(434,127)	223,291
Other current assets	-	(126)
Contract fulfillment costs	(56,949)	(177,691)
Contract liabilities	790,809	801,198
Notes and accounts payable	638,634	483,491
Other payables	809,329	(400,030)
Other current liabilities	(166,346)	14,024
Net defined benefit liabilities	(662,537)	(426,790)
Other noncurrent liabilities-others	20,880	41,198
Cash generated from operations	30,340,563	18,017,218
Interest received	170,552	124,587
Dividend received	506,591	392,645
Interest paid	(131,334)	(202,904)
Income tax paid	(768,576)	(50,876)
Net cash provided by operating activities	30,117,796	18,280,670

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2022	2021
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(205,112)	$(199,037)
Proceeds from disposal of financial assets at fair value through profit or loss	57,623	39,737
Increase in prepayment for investments	(76,008)	-
Disposal of subsidiary	-	(10,190)
Acquisition of property, plant and equipment	(10,802,553)	(7,351,902)
Proceeds from disposal of property, plant and equipment	107,657	30,477
Increase in refundable deposits	(67,332)	(36,532)
Decrease in refundable deposits	42,361	73,397
Acquisition of intangible assets	(420,574)	(619,359)
Government grants related to assets acquisition	250	962,121
Increase in other financial assets	(1,776,022)	(1,426,407)
Decrease in other financial assets	28,090,877	1,418,850
Increase in other noncurrent assets-others	(199,029)	(900)
Net cash provided by (used in) investing activities	14,752,138	(7,119,745)
Cash flows from financing activities:
Increase in short-term loans	-	1,914,185
Decrease in short-term loans	(640,426)	(7,729,320)
Redemption of bonds	(7,249,135)	-
Proceeds from long-term loans	231,330	12,559,520
Repayments of long-term loans	(203,325)	(4,377,151)
Increase in guarantee deposits	71,760	406,865
Decrease in guarantee deposits	(2,119)	(25,081)
Cash payments for the principal portion of the lease liability	(171,822)	(172,018)
Change in non-controlling interests	4,842	2,895
Others	(553)	(354)
Net cash provided by (used in) financing activities	(7,959,448)	2,579,541
Effect of exchange rate changes on cash and cash equivalents	2,637,614	(503,325)
Net increase in cash and cash equivalents	39,548,100	13,237,141
Cash and cash equivalents at beginning of period	132,622,131	94,048,036
Cash and cash equivalents at end of period	$172,170,231	$107,285,177

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three-Month Periods Ended March 31, 2022 and 2021

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on April 27, 2022.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2022. Apart from the impact of the standards and interpretations which is described below, all other standards and interpretations have no material impact on the Company’s financial position and performance.

a.	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)
The amendments clarify what costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous, which specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract. The amendments are effective for contracts for which the Company has not yet fulfilled all its obligations on or after January 1, 2022 (the date of initial application). In accordance with the transitional provisions of IAS 37, the Company did not restate the comparative information and recognized the cumulative effect of initially applying the amendments, which resulting in an increase in the provisions (classified under other current liabilities) of NT$220 million, a decrease in retained earnings of NT$154 million and a decrease in non-controlling interest of NT$66 million, respectively as of January 1, 2022.
10

(2)	Standards issued by International Accounting Standards Board (“IASB”) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 1 “Presentation of Financial Statements” - Disclosure Initiative - Accounting Policies	January 1, 2023
Amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of Accounting Estimates	January 1, 2023
Amendment to IAS 12 “Income Taxes” -Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

b.	IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment) (“IAS 28”)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (“IFRS 3”) between an investor and its associate or joint venture is recognized in full.

11

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

c.	IFRS 17 “Insurance Contracts” (“IFRS 17”)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after 1 January 2023 (from the original effective date of 1 January 2021); provide additional transition reliefs; simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after 1 January 2023.

d.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Classification of Liabilities as Current or Non-current (Amendment)

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

e.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Disclosure Initiative - Accounting Policies (Amendment)

The amendments improve accounting policy disclosures that to provide more useful information to investors and other primary users of the financial statements.

12

f.	IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) - Definition of Accounting Estimates (Amendment)

The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help companies distinguish changes in accounting estimates from changes in accounting policies.

g.	IAS 12 “Income Taxes” (“IAS 12”) - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)

The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (b) - (g) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2021. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2021.

13

b.	The consolidated entities are as follows:

As of March 31, 2022, December 31, 2021 and March 31, 2021

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2022	December 31, 2021	March 31, 2021
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.17	80.37	81.27
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00

14

TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	69.95	69.95	67.76

(4)	Other Significant Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2021. For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2021.

15

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2022 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2021. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2021.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Cash on hand and petty cash	$5,747	$5,684	$5,828
Checking and savings accounts	44,032,805	33,738,883	26,821,148
Time deposits	119,539,330	88,876,572	72,125,891
Repurchase agreements collateralized by government bonds and corporate notes	8,592,349	10,000,992	8,332,310
Total	$172,170,231	$132,622,131	$107,285,177

(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$14,172,917	$13,289,438	$11,034,769
Preferred stocks	2,956,034	2,602,622	3,166,166
Funds	4,778,955	3,862,932	2,998,337
Convertible bonds	424,265	691,303	485,467
Forward contracts	235	-	-
Total	$22,332,406	$20,446,295	$17,684,739

Current	$775,035	$945,021	$1,031,863
Non-current	21,557,371	19,501,274	16,652,876
Total	$22,332,406	$20,446,295	$17,684,739
16

UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., exchanged shares with CHIPBOND TECHNOLOGY CORPORATION (CHIPBOND) on November 5, 2021, and obtained 14 million common shares newly issued by CHIPBOND. Please refer to Note 6(18) for further information.

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Equity instruments
Common stocks	$18,006,293	$19,683,806	$14,518,089
Preferred stocks	162,927	151,859	184,439
Total	$18,169,220	$19,835,665	$14,702,528

Current	$6,082,662	$8,482,334	$-
Non-current	12,086,558	11,353,331	14,702,528
Total	$18,169,220	$19,835,665	$14,702,528

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income. UMC exchanged shares with CHIPBOND on November 5, 2021, and obtained 53 million common shares newly issued by CHIPBOND for the strategic cooperation between the Company and CHIPBOND. Please refer to Note 6(18) for further information.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were both nil for the three-month periods ended March 31, 2022 and 2021.

c.	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into Novatek common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Accounts Receivable, Net

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Accounts receivable	$37,279,454	$34,818,600	$29,033,147
Less: loss allowance	(199,499)	(194,491)	(193,841)
Net	$37,079,955	$34,624,109	$28,839,306

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Aging analysis of accounts receivable:

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Neither past due	$35,056,399	$30,758,397	$27,168,564
Past due:
≤ 30 days	1,602,089	3,294,617	1,161,680
31 to 60 days	15,475	138,854	55,641
61 to 90 days	9,659	8,026	26,900
91 to 120 days	431	43,413	20,586
≥ 121 days	595,401	575,293	599,776
Subtotal	2,223,055	4,060,203	1,864,583
Total	$37,279,454	$34,818,600	$29,033,147

Movement of loss allowance for accounts receivable:

	For the three-month periods ended March 31,
	2022	2021
Beginning balance	$194,491	$206,084
Net recognize (reversal) for the period	5,008	(12,243)
Ending balance	$199,499	$193,841

The collection periods for third party domestic sales and third party overseas sales were month-end 30-60 days and net 30-60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the three-month periods ended March 31, 2022 and 2021, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

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(5)	Inventories, Net

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Raw materials	$3,740,108	$3,371,520	$5,023,565
Supplies and spare parts	5,596,430	5,106,770	4,387,332
Work in process	15,506,602	14,043,143	12,317,790
Finished goods	557,561	489,750	496,751
Total	$25,400,701	$23,011,183	$22,225,438

a.	For the three-month periods ended March 31, 2022 and 2021, the Company recognized NT$34,371 million and NT$33,633 million, respectively, in operating cost, of which NT$329 million was related to reversal of write-down of inventories and NT$117 million was related to write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(6)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	March 31, 2022		December 31, 2021		March 31, 2021
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,809,926	13.78	$1,779,618	13.78	$1,626,161	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	11,216,837	13.30	10,418,777	13.30	9,331,612	13.36
19

Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note C)	$-	45.44	$-	45.44	$25,542	45.44
PURIUMFIL INC.	10,606	44.45	7,253	44.45	6,010	44.45
UNITECH CAPITAL INC.	760,432	42.00	976,559	42.00	765,075	42.00
TRIKNIGHT CAPITAL CORPORATION	3,464,245	40.00	4,122,087	40.00	3,048,700	40.00
HSUN CHIEH CAPITAL CORP.	225,487	40.00	229,598	40.00	241,728	40.00
HSUN CHIEH INVESTMENT CO., LTD.	11,813,260	36.49	14,092,662	36.49	10,755,737	36.49
YANN YUAN INVESTMENT CO., LTD.	9,113,378	28.22	9,741,234	28.22	7,415,269	30.87
UNITED LED CORPORATION HONG KONG LIMITED	103,800	25.14	98,954	25.14	96,093	25.14
VSENSE CO., LTD. (Note C)	-	23.98	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	229,824	10.38	225,342	10.38	168,159	10.38
Total	$38,747,795		$41,692,084		$33,480,086

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

20

Note B: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that the Company obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors.

Note C: When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note D: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$13,027 million, NT$12,198 million and NT$10,958 million, as of March 31, 2022, December 31, 2021 and March 31, 2021, respectively. The fair value of these investments were NT$59,298 million, NT$53,491 million and NT$19,730 million as of March 31, 2022, December 31, 2021 and March 31, 2021, respectively.

Certain investments accounted for under the equity method were audited by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$(1,958) million and NT$1,711 million for the three-month periods ended March 31, 2022 and 2021, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$96 million and NT$852 million for the three-month periods ended March 31, 2022 and 2021, respectively. The balances of investments accounted for under the equity method were NT$27,255 million, NT$39,806 million and NT$31,316 million as of March 31, 2022, December 31, 2021 and March 31, 2021, respectively.

Although the Company is the largest shareholder of some associates; after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

21

b.	Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month periods ended March 31, 2022 and 2021 were NT$38 million and NT$1 million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended March 31,
	2022	2021
Income (loss) from continuing operations	$(1,858,432)	$1,766,569
Other comprehensive income (loss)	(638,404)	868,709
Total comprehensive income (loss)	$(2,496,836)	$2,635,278

c.	One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of March 31, 2022, December 31, 2021 and March 31, 2021, respectively. Another associate, YANN YUAN INVESTMENT CO., LTD., held 175 million shares, 160 million shares and 201 million shares of UMC’s stock as of March 31, 2022, December 31, 2021 and March 31, 2021, respectively.

(7)	Other current assets

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Time deposits with original maturities of over three months to a year	$3,006,877	$28,834,684	$14,331,738
Costs to fulfill a contract	674,980	612,158	722,317
Others	-	-	71,692
Total	$3,681,857	$29,446,842	$15,125,747
22

(8)	Property, Plant and Equipment

a.	For the three-month period ended March 31, 2022:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2022	$1,491,343	$36,827,480	$897,806,699	$55,959	$7,305,174	$61,282	$22,856,033	$966,403,970
Additions	-	-	-	-	-	-	9,405,926	9,405,926
Disposals	-	-	(663,538)	-	(1,999)	-	(8,918)	(674,455)
Transfers and reclassifications	-	158,298	14,675,789	-	168,823	-	(14,593,742)	409,168
Exchange effect	(13,733)	328,608	8,292,533	568	46,107	1,120	90,698	8,745,901
As of March 31, 2022	$1,477,610	$37,314,386	$920,111,483	$56,527	$7,518,105	$62,402	$17,749,997	$984,290,510

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2022	$-	$21,184,969	$810,904,881	$47,108	$6,222,383	$55,125	$-	$838,414,466
Depreciation	-	362,943	9,968,344	1,071	115,590	431	-	10,448,379
Disposals	-	-	(657,923)	-	(1,999)	-	-	(659,922)
Transfers and reclassifications	-	160	-	-	-	-	-	160
Exchange effect	-	116,883	6,894,901	438	34,885	1,166	-	7,048,273
As of March 31, 2022	$-	$21,664,955	$827,110,203	$48,617	$6,370,859	$56,722	$-	$855,251,356
Net carrying amount:
As of March 31, 2022	$1,477,610	$15,649,431	$93,001,280	$7,910	$1,147,246	$5,680	$17,749,997	$129,039,154
23

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Furniture and fixtures	Total
As of January 1, 2022	$549,010	$2,422,389	$1,312,703	$4,284,102
Transfers and reclassifications	-	(1,222)	107	(1,115)
Exchange effect	(2,095)	10,991	7,442	16,338
As of March 31, 2022	$546,915	$2,432,158	$1,320,252	$4,299,325

Accumulated Depreciation and Impairment:

	Land	Buildings	Furniture and fixtures	Total
As of January 1, 2022	$-	$1,095,113	$1,236,790	$2,331,903
Depreciation	-	23,539	16,360	39,899
Transfers and reclassifications	-	(160)	-	(160)
Exchange effect	-	4,822	5,937	10,759
As of March 31, 2022	$-	$1,123,314	$1,259,087	$2,382,401
Net carrying amount:
As of March 31, 2022	$546,915	$1,308,844	$61,165	$1,916,924

b.	For the three-month period ended March 31, 2021:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$1,690,613	$37,257,510	$871,569,325	$54,898	$6,908,778	$63,774	$16,529,296	$934,074,194
Additions	-	-	-	-	-	-	5,578,897	5,578,897
Disposals	-	-	(612,783)	-	(1,031)	-	(3,380)	(617,194)
Transfers and reclassifications	(100,375)	26,264	10,834,054	-	50,768	-	(10,674,167)	136,544
Exchange effect	(53,471)	(270,340)	(1,184,208)	(87)	(12,978)	(762)	(154,526)	(1,676,372)
As of March 31, 2021	$1,536,767	$37,013,434	$880,606,388	$54,811	$6,945,537	$63,012	$11,276,120	$937,496,069
24

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$-	$19,851,288	$777,687,345	$42,732	$5,715,339	$49,963	$-	$803,346,667
Depreciation	-	375,905	10,416,020	1,303	130,766	1,954	-	10,925,948
Disposals	-	-	(607,189)	-	(1,030)	-	-	(608,219)
Transfers and reclassifications	-	1,712	32,173	-	-	-	-	33,885
Exchange effect	-	(41,842)	(504,198)	(68)	(5,289)	(349)	-	(551,746)
As of March 31, 2021	$-	$20,187,063	$787,024,151	$43,967	$5,839,786	$51,568	$-	$813,146,535
Net carrying amount:
As of March 31, 2021	$1,536,767	$16,826,371	$93,582,237	$10,844	$1,105,751	$11,444	$11,276,120	$124,349,534

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$459,622	$2,451,311	$125,413	$1,315,633	$4,351,979
Transfers and reclassifications	100,375	(20,527)	(32,173)	-	47,675
Exchange effect	(4,057)	(3,806)	-	(1,835)	(9,698)
As of March 31, 2021	$555,940	$2,426,978	$93,240	$1,313,798	$4,389,956

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$-	$1,007,545	$125,413	$1,171,885	$2,304,843
Depreciation	-	23,566	-	17,497	41,063
Transfers and reclassifications	-	(1,712)	(32,173)	-	(33,885)
Exchange effect	-	(1,328)	-	(1,298)	(2,626)
As of March 31, 2021	$-	$1,028,071	$93,240	$1,188,084	$2,309,395
Net carrying amount:
As of March 31, 2021	$555,940	$1,398,907	$-	$125,714	$2,080,561
25

c.	Details of interest expense capitalized were as follows:

	For the three-month periods ended March 31,
	2022	2021
Interest expense capitalized	$76	$-
Interest rates applied	1.54%-1.61%	-

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Land (including land use right)	$4,945,541	$4,877,702	$5,146,136
Buildings	264,133	284,011	326,031
Machinery and equipment	1,925,399	1,940,084	2,115,427
Transportation equipment	15,934	18,704	11,838
Other equipment	5,902	6,344	9,619
Net	$7,156,909	$7,126,845	$7,609,051

	For the three-month periods ended March 31,
	2022	2021
Depreciation
Land (including land use right)	$81,992	$81,843
Buildings	30,251	30,423
Machinery and equipment	52,005	53,578
Transportation equipment	2,764	1,858
Other equipment	1,189	1,133
Total	$168,201	$168,835
26

i.	For the three-month periods ended March 31, 2022 and 2021, the Company’s addition to right-of-use assets amounted to NT$54 million and NT$112 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Current	$567,191	$557,873	$553,806
Non-current	4,482,036	4,510,881	4,924,602
Total	$5,049,227	$5,068,754	$5,478,408

Please refer to Note 6(23) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)	Intangible Assets

For the three-month period ended March 31, 2022:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2022	$15,012	$4,845,037	$4,491,164	$3,348,071	$12,699,284
Additions	-	433,897	-	20,741	454,638
Write-off	-	(150,912)	-	(441,488)	(592,400)
Reclassifications	-	438	-	-	438
Exchange effect	-	(18,062)	422,602	(3,420)	401,120
As of March 31, 2022	$15,012	$5,110,398	$4,913,766	$2,923,904	$12,963,080
27

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2022	$7,398	$2,913,824	$3,324,667	$2,808,462	$9,054,351
Amortization	-	418,419	134,636	148,698	701,753
Write-off	-	(150,912)	-	(441,488)	(592,400)
Exchange effect	-	(15,578)	214,973	(2,861)	196,534
As of March 31, 2022	$7,398	$3,165,753	$3,674,276	$2,512,811	$9,360,238
Net carrying amount:
As of March 31, 2022	$7,614	$1,944,645	$1,239,490	$411,093	$3,602,842

For the three-month period ended March 31, 2021:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$15,012	$4,264,558	$4,530,465	$3,497,252	$12,307,287
Additions	-	526,191	-	40,984	567,175
Write-off	-	(72,951)	-	(160,144)	(233,095)
Reclassifications	-	520	-	-	520
Exchange effect	-	(88,771)	(95,006)	(11,010)	(194,787)
As of March 31, 2021	$15,012	$4,629,547	$4,435,459	$3,367,082	$12,447,100

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$7,398	$2,035,028	$2,852,037	$2,534,911	$7,429,374
Amortization	-	369,659	134,539	186,097	690,295
Write-off	-	(72,951)	-	(160,144)	(233,095)
Exchange effect	-	(47,972)	(41,946)	(7,545)	(97,463)
As of March 31, 2021	$7,398	$2,283,764	$2,944,630	$2,553,319	$7,789,111
Net carrying amount:
As of March 31, 2021	$7,614	$2,345,783	$1,490,829	$813,763	$4,657,989
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The amortization amounts of intangible assets were as follows:

	For the three-month periods ended March 31,
	2022	2021
Operating costs	$352,743	$209,526
Operating expenses	$349,010	$480,769

(11)	Short-Term Loans

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Unsecured bank loans	$1,339,861	$1,924,124	$5,162,639

	For the three-month periods ended March 31,
	2022	2021
Interest rates applied	0.33%-3.60%	0.15%-3.60%

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Embedded derivatives in exchangeable bonds	$1,155,073	$2,380,599	$-
Forward contracts	3,017	-	19,653
Total	$1,158,090	$2,380,599	$19,653

(13)	Bonds Payable

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Unsecured domestic bonds payable	$25,100,000	$31,300,000	$18,700,000
Unsecured exchangeable bonds payable	9,802,949	10,817,047	-
Less: Discounts on bonds payable	(1,359,782)	(1,580,389)	(8,918)
Total	33,543,167	40,536,658	18,691,082
Less: Current or exchangeable portion due within one year	(10,464,314)	(17,458,959)	(8,198,971)
Net	$23,078,853	$23,077,699	$10,492,111
29

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest was paid annually and the principal was fully repaid in June 2021.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest was paid annually and the principal was fully repaid in March 2022.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
30

b.	On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: US$400 million

ii.	Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.	Redemption:
(i)	UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of Novatek Microelectronics Corporation (“Novatek”) on the Taiwan Stock Exchange (the “TWSE”), converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange at the time of redemption for payment in USD.
(ii)	UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)	In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)	All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)	In the event that the common shares of Novatek cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)	Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
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iv.	Terms of Exchange:
(i)	Underlying Securities: Common Shares of Novatek
(ii)	Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into Novatek common shares. If for any reason UMC does not have sufficient Novatek common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per Novatek common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of Novatek common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.
(iii)	Exchange Price and Adjustment: The exchange price was originally NT$731.25 per Novatek common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$709.2 per Novatek common share on March 31, 2022.

v.	Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
(ii)	The bondholders shall have exercised the exchange right before maturity; or
(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.

During the first quarter of 2022, the Company has repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling US$37.5 million with derecognition of the related derivative financial liabilities. The difference between the repurchased amount and the carrying amount was recognized in non-operating other gains and losses.

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(14)	Long-Term Loans

a.	Details of long-term loans as of March 31, 2022, December 31, 2021 and March 31, 2021 were as follows:

	As of
Lenders	March 31, 2022	December 31, 2021	March 31, 2021	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$-	$1,093	Repayable quarterly from July 3, 2017 to July 5, 2021 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	13,381	14,598	18,247	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	18,000	-	-	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	44,595	47,568	56,486	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	10,208	13,125	18,958	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	41,000	44,000	53,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	21,207	22,759	27,414	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	101,000	101,000	-	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Syndicated Loans from China Development Bank and 6 others (1) (Note A)	18,763,162	18,158,940	22,170,150	Repayable semi-annually from October 20, 2016 to October 20, 2024 with semi-annually interest payments. Interest-only payment for the first and the second year.
33

Secured Syndicated Loans from China Development Bank and 6 others (2)	$12,686,800	$12,236,000	$12,227,600	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank	47,000	47,000	-	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from KGI Bank	21,000	21,000	-	Repayable semi-annually from December 27, 2021 to December 27, 2026 with monthly interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from Shanghai Commercial Bank	22,200	-	-	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Unsecured Long-Term Loan from ICBC Bank	-	-	1,622,397	Repayable semi-annually from September 20, 2019 to September 9, 2021 with quarterly interest payments. Interest-only payment for the first semi-annually year.
Unsecured Long-Term Loan from Xiamen Bank	452,194	436,126	436,700	Repayable semi-annually from November 24, 2020 to May 24, 2022 of RMB 0.1 million with monthly interest payments and the remaining principal will be repaid once at maturity. Interest-only payment for the first semi-annually year.
Unsecured Long-Term Loan from Bank of China	1,211,829	982,791	-	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	458,333	500,000	1,000,000	Repayable quarterly from March 10, 2022 to December 10, 2024 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	450,000	450,000	-	Repayable quarterly from March 24, 2023 to March 24, 2025 with monthly interest payments.
34

Unsecured Revolving Loan from Mega International Commercial Bank (Note B)	$500,000	$500,000	$500,000	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note C)	200,000	200,000	500,000	Repayable annually from August 9, 2020 to August 9, 2023 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note D)	400,000	550,000	1,000,000	Repayable quarterly from January 27, 2021 to October 27, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (1) (Note E)	-	-	900,000	Repayable annually from December 11, 2021 to December 11, 2023 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (2) (Note E)	500,000	500,000	-	Repayable annually from August 10, 2023 to August 10, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (1) (Note F)	300,000	300,000	300,000	Settlement due on February 25, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note F)	300,000	300,000	300,000	Settlement due on March 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note F)	200,000	200,000	-	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note G)	1,000,000	1,000,000	-	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Subtotal	37,761,909	36,624,907	41,132,045
Less: Current portion	(10,773,777)	(19,873,011)	(23,921,561)
Total	$26,988,132	$16,751,896	$17,210,484

35

	For the three-month periods ended March 31,
	2022	2021
Interest rates applied	0.86%-4.66%	0.89%-4.66%

Note A: USCXM, the subsidiary of UMC failed to comply with the loan covenant to maintain its financial ratio at certain level and therefore the loan is reclassified to current liabilities as of December 31, 2021 and 2020. The bank exemption of 2021 and 2020 have been obtained as of February 7, 2022 and April 21, 2021, respectively.

Note B: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is April 16, 2022. As of March 31, 2022, December 31, 2021 and March 31, 2021, the unused line of credit were nil, nil and NT$1 billion, respectively.

Note C: UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from February 9, 2018. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the two years after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 9, 2023. As of March 31, 2022, December 31, 2021 and March 31, 2021, the unused line of credit were NT$0.8 billion, NT$0.8 billion and NT$1 billion, respectively.

Note D: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is October 27, 2022. As of March 31, 2022, December 31, 2021 and March 31, 2021, the unused line of credit were NT$0.6 billion, NT$0.8 billion and NT$1.3 billion, respectively.

36

Note E: UMC entered into a 5-year loan agreement with KGI Commercial Bank, effective from September 11, 2018. The agreement offered UMC a revolving line of credit of NT$2.5 billion which has been modified into NT$3 billion as of May 10, 2021. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 10, 2026. As of March 31, 2022, December 31, 2021 and March 31, 2021, the unused line of credit were NT$2.5 billion, NT$2.5 billion and NT$1.1 billion, respectively.

Note F: First Commercial Bank approved the 1-year credit loan on January 18, 2021, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to January 17, 2022. As of December 31, 2021 and March 31, 2021, the unused line of credit were NT$1.2 billion and NT$1.4 billion, respectively.

Note G: UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of March 31, 2022, December 31, 2021 and March 31, 2021, the unused line of credit were NT$3 billion, NT$3 billion and NT$4 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$456 million and NT$401 million were contributed by the Company for the three-month periods ended March 31, 2022 and 2021, respectively.

37

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month periods ended March 31, 2022 and 2021, total pension expenses of NT$8 million and NT$6 million, respectively, were recognized by the Company.

(16)	Deferred Government Grants

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Beginning balance	$8,543,798	$10,207,109	$10,207,109
Arising during the period	691	2,498,990	962,128
Recorded in profit or loss:
Other operating income	(1,053,908)	(4,069,055)	(987,088)
Exchange effect	284,672	(93,246)	(86,267)
Ending balance	$7,775,253	$8,543,798	$10,095,882

Current (classified under other current liabilities)	$4,104,185	$4,096,742	$3,864,469
Non-current (classified under other noncurrent liabilities-others)	3,671,068	4,447,056	6,231,413
Total	$7,775,253	$8,543,798	$10,095,882

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

38

(17)	Refund Liabilities (classified under other current liabilities)

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Refund liabilities	$678,733	$724,207	$1,300,875

(18)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of March 31, 2022, December 31, 2021 and March 31, 2021, of which 12,482 million shares, 12,483 million shares, and 12,422 million shares were issued as of March 31, 2022, December 31, 2021 and March 31, 2021, respectively, each at a par value of NT$10.

ii.	UMC had 122 million, 149 million and 145 million ADSs, which were traded on the NYSE as of March 31, 2022, December 31, 2021 and March 31, 2021, respectively. The total number of common shares of UMC represented by all issued ADSs were 612 million shares, 746 million shares and 725 million shares as of March 31, 2022, December 31, 2021 and March 31, 2021, respectively. One ADS represents five common shares.

iii.	On June 9, 2021, UMC issued restricted stocks for its employees in a total of 1 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(19) for the information of restricted stocks.

iv.	In April 2021, November 2021 and March 2022, UMC has recalled and cancelled 0.4 million shares, 1 million shares and 1 million shares, respectively of restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

v.	On September 3, 2021, the Board of Directors’ meeting approved the share exchange transaction with CHIPBOND. UMC issued 61 million common shares with a par value of NT$10 and obtained 53 million common shares newly issued by CHIPBOND. The aforementioned issuance of new shares was approved by the competent authority and the change in share registration was completed. The share exchanged date was November 5, 2021. Please refer to Note 6(3) for further information.

b.	Treasury stock:

UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger. As of March 31, 2021, FORTUNE VENTURE CAPITAL CORP. held 16 million shares of UMC’s stock and the closing price on and March 31, 2021, was NT$50.20. On September 3, 2021, the share exchange transaction with CHIPBOND was approved by FORTUNE’s Board of Directors’ meeting. The 16 million shares of UMC held by FORTUNE were exchanged for 14 million common shares newly issued by CHIPBOND.

39

c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2020 was approved by the shareholders’ meeting held on July 7, 2021, while the appropriation of earnings for 2021 was proposed by the Board of Directors’ meeting on February 24, 2022. The details of distribution were as follows:

40

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2021	2020	2021	2020
Legal reserve	$5,832,570	$3,197,890
Special reserve	(3,250,434)	(2,857,666)
Cash dividends	-	19,875,842	$-	$1.60

In addition, the Board of Directors’ meeting held on February 24, 2022 proposed to distribute cash from additional paid-in capital of NT$37,446 million, at approximately NT$3.00 per share.

The aforementioned 2020 appropriation approved by shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 24, 2021.

The cash dividend per share for 2020 was adjusted to NT$1.59988820 per share. The adjustment was due to the net increase of outstanding common shares from cancellation and issuance of the restricted stocks.

The appropriation of 2021 unappropriated retained earnings has not yet been approved by the shareholders’ meeting as of the reporting date. Information relevant to the Board of Directors’ meeting resolutions and shareholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(21) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

	For the three-month periods ended March 31,
	2022	2021
Balance as of January 1	$223,181	$113,356
Impact of retroactive applications	(66,089)	-
Adjusted balance as of January 1	157,092	113,356
Attributable to non-controlling interests:
Net income (loss)	258,088	(539,017)
Other comprehensive income (loss)	32	(2)
Changes in subsidiaries’ ownership	(1,338)	(1,654)
Non-controlling interests	4,842	2,895
Others	(124,447)	519,812
Ending balance	$294,269	$95,390

41

(19)	Share-Based Payment

a.	Treasury stock plan for employees

In September 2020, the Company executed a compensation plan to offer 105 million shares of treasury stock to qualified employees of the Company. The compensation cost for the share-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$21.45 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one year from the date of grant, the Company recognizes the compensation cost over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. The compensation plan had expired in September 2021. For the three-month period ended March 31, 2021, the compensation cost of NT$73 million was recognized in expenses by the Company.

b.	Restricted stock plan for employees

On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. The Company is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective registration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 1 million shares and 200 million shares of restricted stock for employees were issued without consideration on June 9, 2021 and September 1, 2020, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

42

The aforementioned compensation costs for the equity-settled share-based payment were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$53.0 and NT$21.8 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month periods ended March 31, 2022 and 2021, the compensation costs of NT$377 million and NT$371 million, respectively, were recognized in expenses by the Company.

c.	Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

The compensation cost for the cash-settled share-based payment was measured at fair value on the grant date by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of March 31, 2022, the assumptions used are as follows:

	Granted in June 2021	Granted in September 2020
Share price of measurement date (NT$/ per share)	$54.00	$54.00
Expected volatility	39.07%-43.54%	31.03%-44.31%
Expected life	1.19-3.19 years	0.42-2.42 years
Expected dividend yield	5.27%	5.27%
Risk-free interest rate	0.65%-0.84%	0.53%-0.80%

For the three-month periods ended March 31, 2022 and 2021, the compensation costs of NT$55 million and NT$62 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities-others amounted to NT$420 million, NT$352 million and NT$143 million as of March 31, 2022, December 31, 2021 and March 31, 2021, respectively. The intrinsic value for the liabilities of vested rights was nil.

43

(20)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended March 31,
	2022	2021
Wafer	$60,956,128	$45,520,272
Others	2,466,692	1,576,740
Total	$63,422,820	$47,097,012

ii.	By geography

	For the three-month periods ended March 31,
	2022	2021
Taiwan	$24,889,694	$17,884,619
Singapore	8,299,252	6,864,179
China (includes Hong Kong)	9,622,607	6,378,003
Japan	3,722,838	2,947,011
USA	7,337,991	5,632,221
Europe	1,884,878	1,295,479
Others	7,665,560	6,095,500
Total	$63,422,820	$47,097,012

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.	By the timing of revenue recognition

	For the three-month periods ended March 31,
	2022	2021
At a point in time	$62,811,763	$46,660,597
Over time	611,057	436,415
Total	$63,422,820	$47,097,012

b.	Contract balances

i.	Contract assets, current

	As of
	March 31, 2022	December 31, 2021	March 31, 2021	December 31, 2020
Sales of goods and services	$708,712	$677,326	$617,061	$625,222
Less: Loss allowance	(370,119)	(357,705)	(367,593)	(367,381)
Net	$338,593	$319,621	$249,468	$257,841

44

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

ii.	Contract liabilities

	As of
	March 31, 2022	December 31, 2021	March 31, 2021	December 31, 2020
Sales of goods and services	$4,991,065	$4,083,140	$3,284,451	$2,497,469

Current	$4,396,351	$3,441,754	$2,827,171	$2,040,989
Non-current	594,714	641,386	457,280	456,480
Total	$4,991,065	$4,083,140	$3,284,451	$2,497,469

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$1,990 million and NT$539 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the three-month periods ended March 31, 2022 and 2021.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$194 million and NT$2,759 million as of March 31, 2022 and 2021, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. As of the report date, partial contract was due in May 2021. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of March 31, 2022, December 31, 2021 and March 31, 2021, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$675 million, NT$612 million and NT$722 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

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(21)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended March 31,
	2022			2021
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$7,030,250	$3,240,135	$10,270,385	$5,352,922	$2,658,352	$8,011,274
Labor and health insurance	334,975	120,837	455,812	292,290	125,689	417,979
Pension	359,699	104,371	464,070	306,229	100,082	406,311
Other employee benefit expenses	75,920	34,641	110,561	61,611	27,365	88,976
Depreciation	10,140,278	449,165	10,589,443	10,594,685	473,246	11,067,931
Amortization	381,609	351,425	733,034	216,278	481,351	697,629

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognizes the employees and directors’ compensation in the profit or loss during the periods when earned for the three-month periods ended March 31, 2022 and 2021. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

46

The distributions of employees and directors’ compensation for 2020 were reported to the shareholders’ meeting on July 7, 2021, while the distributions of employees and directors’ compensation for 2021 were approved through the Board of Directors’ meeting on February 24, 2022. The details of distribution were as follows:

	2021	2020
Employees’ compensation – Cash	$4,770,909	$2,581,675
Directors’ compensation	25,264	32,369

The aforementioned employees and directors’ compensation for 2021 approved during the Board of Directors’ meeting were consistent with amounts recognized by the Company. The aforementioned employees and directors’ compensation for 2020 reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 24, 2021.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(22)	Net Other Operating Income and Expenses

	For the three-month periods ended March 31,
	2022	2021
Government grants	$1,327,721	$1,073,015
Rental income from property, plant and equipment	45,389	49,207
Gain on disposal of property, plant and equipment	61,418	19,196
Others	(91,190)	(81,770)
Total	$1,343,338	$1,059,648

47

(23)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended March 31,
	2022	2021
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$2,417,830	$1,759,147
Loss on disposal of investments	-	(10,188)
Others	146,340	28,038
Total	$2,564,170	$1,776,997

b.	Finance costs

	For the three-month periods ended March 31,
	2022	2021
Interest expenses
Bonds payable	$156,063	$63,461
Bank loans	301,291	287,294
Lease liabilities	34,371	37,753
Others	41	59
Financial expenses	12,124	17,682
Total	$503,890	$406,249

(24)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended March 31, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(1,666,445)	$-	$(1,666,445)	$(55,120)	$(1,721,565)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(733,160)	-	(733,160)	-	(733,160)
48

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	3,773,432	-	3,773,432	(22,228)	3,751,204
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	133,067	-	133,067	(7,662)	125,405
Total other comprehensive income (loss)	$1,506,894	$-	$1,506,894	$(85,010)	$1,421,884

	For the three-month period ended March 31, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$4,176,385	$-	$4,176,385	$(33,302)	$4,143,083
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	875,739	-	875,739	-	875,739
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(1,458,521)	$2,283	$(1,456,238)	$(727)	$(1,456,965)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(5,576)	-	(5,576)	(291)	(5,867)
Total other comprehensive income (loss)	$3,588,027	$2,283	$3,590,310	$(34,320)	$3,555,990

49

(25)	Income Tax

a.	The major components of income tax expense (benefit) for the three-month periods ended March 31, 2022 and 2021 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended March 31,
	2022	2021
Current income tax expense (benefit):
Current income tax charge	$3,160,764	$635,877
Adjustments in respect of current income tax of prior periods	(3,000)	(30,055)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	379,807	140,996
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	63,532	402,185
Adjustment of prior year’s deferred income tax	(2,461)	(39,017)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(16,391)	(15,815)
Income tax expense recorded in profit or loss	$3,582,251	$1,094,171

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2022	2021
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(55,120)	$(33,302)

50

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2022	2021
Exchange differences on translation of foreign operations	$(22,228)	$(727)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(7,662)	(291)
Income tax related to items that may be reclassified subsequently to profit or loss	$(29,890)	$(1,018)

b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of March 31, 2022, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2018, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012. There is an uncertain tax position that the outcome of the income tax returns of certain companies within the Company may not be accepted by the tax authorities of the respective countries of operations. For the recognition and measurement of deferred income tax and current income tax which involved significant accounting judgments, estimates and assumptions, please refer to Note 5(3) of the Company’s consolidated financial statements for the year ended December 31, 2021.

c.	UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.

(26)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended March 31,
	2022	2021
Net income attributable to the parent company	$19,807,535	$10,427,915
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,283,479	12,206,293
Earnings per share-basic (NTD)	$1.61	$0.85

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b.	Earnings per share-diluted

	For the three-month periods ended March 31,
	2022	2021
Net income attributable to the parent company	$19,807,535	$10,427,915
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,283,479	12,206,293
Effect of dilution
Restricted stocks for employees	164,890	132,064
Employees’ compensation	86,360	43,465
Weighted-average number of ordinary shares after dilution (thousand shares)	12,534,729	12,381,822
Earnings per share-diluted (NTD)	$1.58	$0.84

(27)	Reconciliation of Liabilities Arising from Financing Activities

For the three-month period ended March 31, 2022:

			Non-cash changes
Items	As of January 1, 2022	Cash Flows	Foreign exchange	Others (Note A)	As of March 31, 2022
Short-term loans	$1,924,124	$(640,426)	$56,163	$-	$1,339,861
Long-term loans (current portion included)	36,624,907	28,005	1,108,997	-	37,761,909
Bonds payable (current portion included)	40,536,658	(7,249,135)	-	255,644 (Note B)	33,543,167
Guarantee deposits (current portion included)	14,369,769	69,641	354,499	-	14,793,909 (Note D)
Lease liabilities	5,068,754	(171,822)	64,228	88,067	5,049,227
Other financial liabilities	20,966,209	-	773,677	58,769	21,798,655

For the three-month period ended March 31, 2021:

			Non-cash changes
Items	As of January 1, 2021	Cash Flows	Foreign exchange	Others (Note A)	As of March 31, 2021
Short-term loans	$11,057,132	$(5,815,135)	$(79,358)	$-	$5,162,639
Long-term loans (current portion included)	33,066,106	8,182,369	(116,430)	-	41,132,045
Bonds payable (current portion included)	18,690,384	-	-	698	18,691,082
Guarantee deposits (current portion included)	235,992	381,784	(657)	-	617,119
Lease liabilities	5,576,864	(172,018)	(76,496)	150,058	5,478,408
Other financial liabilities	20,746,624	-	(178,542)	94,946	20,663,028

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Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 6(13) for the Company’s exchangeable bonds.

Note C: Please refer to Note 9(6) for more details on other financial liabilities.

Note D: Guarantee deposits mainly consisted of deposits of capacity reservation.

7.	RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties

53

(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended March 31,
	2022	2021
Associates	$1,322,803	$575,189
Others	13,465	7,533
Total	$1,336,268	$582,722

Accounts receivable, net

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Associates	$957,186	$555,064	$392,912
Others	10,404	11,274	4,790
Total	$967,590	$566,338	$397,702

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30-60 days, while the collection periods for overseas sales were month-end or net 30-60 days.

Refund liabilities (classified under other current liabilities)

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Associates	$2,426	$1,841	$1,415
Others	34	27	33
Total	$2,460	$1,868	$1,448

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b.	Significant asset transactions

Acquisition of financial assets at fair value through profit or loss, noncurrent

For the three-month period ended March 31, 2022: None.

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the three-month period ended March 31, 2021
Associates	82	Stock of ARTERY TECHNOLOGY CORPORATION	$13,929

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended March 31,
	2022	2021
Associates	$6,466	$6,570

c.	Others

Mask expenditure

	For the three-month periods ended March 31,
	2022	2021
Others	$591,246	$380,527

Other payables of mask expenditure

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Others	$720,366	$560,042	$460,563

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d.	Key management personnel compensation

	For the three-month periods ended March 31,
	2022	2021
Short-term employee benefits	$304,839	$198,924
Post-employment benefits	746	497
Share-based payment	222,478	263,047
Others	161	146
Total	$528,224	$462,614

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

As of March 31, 2022, December 31, 2021 and March 31, 2021

	Carrying Amount
	As of
	March 31, 2022	December 31, 2021	March 31, 2021	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$811,660	$811,660	$811,072	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	234,304	234,304	234,286	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	20,619	20,619	20,619	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	-	-	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	26,600	26,600	27,485	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,156,835	1,151,200	1,000,000	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Bank deposit)	6,900	6,711	-	Shanghai Commercial Bank	Collateral for letter of credit
56

Refundable Deposits (Bank deposit)	$-	$-	$8,447	Chang Hwa Commercial Bank	Collateral for letter of credit
Buildings	5,131,837	5,014,814	5,201,586	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	23,021,806	25,189,533	34,103,844	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI bank, First Commercial Bank, Shanghai Commercial Banks and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	1,520	1,802	2,810	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	137,084	161,604	249,771	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	289,465	280,697	285,938	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$30,903,580	$32,899,544	$41,945,858

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of March 31, 2022, amounts available under unused letters of credit for importing machinery and equipment were NT$0.2 billion.

(2)	As of March 31, 2022, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$1.6 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$3.0 billion. As of March 31, 2022, the portion of royalties and development fees not yet recognized was NT$1.0 billion.

57

(4)	The Company entered into several construction contracts for the expansion of its operations. As of March 31, 2022, these construction contracts amounted to approximately NT$24.1 billion and the portion of the contracts not yet recognized was approximately NT$15.3 billion.

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)	The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. The Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM in instalments from January 2015 to September 2018, according to the agreement that the Company obtained the ability to exercise control. Furthermore, based on the agreement, UMC recognized a financial liability in other financial liabilities, current and other noncurrent liabilities-others, respectively for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(7)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”). On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and MICRON announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, MICRON submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. In accordance with the Settlement Agreement, the court issued a dismissal of the case with prejudice in January 2022.

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On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case, and the motion is currently pending.

The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON were recorded in non-operating other losses and have no material financial and operational effect on UMC’s business for the years presented.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

On April 27, 2022, the Board of Directors of UMC approved an investment to increase capital of RMB 4.12 billion or equivalent US dollars (approximately US$0.66 billion) in its Cayman Islands subsidiary, UNITED MICROCHIP CORPORATION, for its Samoa subsidiary, GREEN EARTH LIMITED, to purchase the shares of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (hereinafter referred to as USCXM) from XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.; in addition, the Company's subsidiary, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD., plans to purchase shares of USCXM with RMB 0.74 billion or equivalent US dollars (approximately US$0.12 billion) from FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP.  As a result, the total investment amount is RMB 4.86 billion.  The transaction will be completed in three years consecutively from 2022 at the ratio of 60%, 20% and 20%, respectively.  Please refer to Note 9(6) for more details.

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12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	March 31, 2022	December 31, 2021	March 31, 2021
Financial assets at fair value through profit or loss	$22,332,406	$20,446,295	$17,684,739
Financial assets at fair value through other comprehensive income	18,169,220	19,835,665	14,702,528
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	172,164,484	132,616,447	107,279,349
Receivables	38,822,973	36,047,680	30,728,784
Refundable deposits	2,390,529	2,358,549	2,272,053
Other financial assets	3,035,663	28,863,470	14,412,216
Total	$256,915,275	$240,168,106	$187,079,669

Financial Liabilities
Financial liabilities at fair value through profit or loss	$1,158,090	$2,380,599	$19,653
Financial liabilities measured at amortized cost
Short-term loans	1,339,861	1,924,124	5,162,639
Payables	39,295,080	37,657,300	30,946,123
Guarantee deposits (current portion included)	14,793,909	14,369,769	617,119
Bonds payable (current portion included)	33,543,167	40,536,658	18,691,082
Long-term loans (current portion included)	37,761,909	36,624,907	41,132,045
Lease liabilities	5,049,227	5,068,754	5,478,408
Other financial liabilities	21,798,655	20,966,209	20,663,028
Total	$154,739,898	$159,528,320	$122,710,097

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

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The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2022 and 2021 decreases/increases by NT$1,291 million and NT$1,467 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2022 and 2021 increases/decreases by NT$40 million and NT$1,423 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2022 and 2021 decreases/increases by NT$481 million and NT$274 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), 6(13) and 6(14) for the range of interest rates of the Company’s bonds and bank loans.

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At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the three-month periods ended March 31, 2022 and 2021 to decrease/increase by NT$10 million and NT$12 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, while exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the three-month periods ended March 31, 2022 and 2021 by NT$397 million and NT$303 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the three-month periods ended March 31, 2022 and 2021 by NT$769 million and NT$653 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

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As of March 31, 2022, December 31, 2021 and March 31, 2021, accounts receivable from the top ten customers represent 60%, 60% and 61% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of March 31, 2022
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$1,350,659	$-	$-	$-	$1,350,659
Payables	38,838,916	-	-	-	38,838,916
Guarantee deposits	112,469	3,546,193	65,941	11,069,306	14,793,909
Bonds payable (Note)	2,365,095	8,837,693	10,640,794	4,171,288	26,014,870
Long-term loans	12,036,339	12,984,720	11,440,726	6,147,555	42,609,340
Lease liabilities	698,333	1,204,362	1,070,279	2,772,888	5,745,862
Other financial liabilities	13,207,549	8,805,347	-	-	22,012,896
Total	$68,609,360	$35,378,315	$23,217,740	$24,161,037	$151,366,452
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$682,914	$-	$-	$-	$682,914
Outflow	(685,931)	-	-	-	(685,931)
Net	$(3,017)	$-	$-	$-	$(3,017)

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	As of December 31, 2021
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$1,939,109	$-	$-	$-	$1,939,109
Payables	37,455,640	-	-	-	37,455,640
Guarantee deposits	108,740	3,432,749	-	10,828,280	14,369,769
Bonds payable (Note)	8,612,255	8,869,431	10,656,506	4,178,008	32,316,200
Long-term loans	21,084,795	2,543,611	11,021,076	5,976,645	40,626,127
Lease liabilities	688,613	1,198,528	1,050,786	2,841,010	5,778,937
Other financial liabilities	12,738,246	8,492,466	-	-	21,230,712
Total	$82,627,398	$24,536,785	$22,728,368	$23,823,943	$153,716,494

	As of March 31, 2021
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$5,227,079	$-	$-	$-	$5,227,079
Payables	30,616,588	-	-	-	30,616,588
Guarantee deposits	43,672	120,220	342,960	110,267	617,119
Bonds payable	8,525,986	4,362,755	6,431,929	-	19,320,670
Long-term loans	25,338,569	5,201,702	5,721,710	9,805,794	46,067,775
Lease liabilities	695,761	1,250,410	1,095,257	3,257,141	6,298,569
Other financial liabilities	-	16,972,728	4,243,409	-	21,216,137
Total	$70,447,655	$27,907,815	$17,835,265	$13,173,202	$129,363,937
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$1,348,905	$-	$-	$-	$1,348,905
Outflow	(1,368,558)	-	-	-	(1,368,558)
Net	$(19,653)	$-	$-	$-	$(19,653)

Note： UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into Novatek common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$6,083 million and NT$8,482 million as of March 31, 2022 and December 31, 2021, respectively. All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

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(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of March 31, 2022

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 32 million	March 17, 2022-April 28, 2022

As of December 31, 2021

None.

As of March 31, 2021

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 48 million	March 05, 2021-April 19, 2021

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of March 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$740,801	$236	$33,998	$775,035
Financial assets at fair value through profit or loss, noncurrent	9,802,275	546,853	11,208,243	21,557,371
Financial assets at fair value through other comprehensive income, current	6,082,662	-	-	6,082,662
Financial assets at fair value through other comprehensive income, noncurrent	9,290,908	-	2,795,650	12,086,558
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	3,017	1,155,073	1,158,090

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	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$761,320	$-	$183,701	$945,021
Financial assets at fair value through profit or loss, noncurrent	9,323,064	497,751	9,680,459	19,501,274
Financial assets at fair value through other comprehensive income, current	8,482,334	-	-	8,482,334
Financial assets at fair value through other comprehensive income, noncurrent	8,849,869	-	2,503,462	11,353,331
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	2,380,599	2,380,599

	As of March 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$804,123	$-	$227,740	$1,031,863
Financial assets at fair value through profit or loss, noncurrent	7,191,039	368,114	9,093,723	16,652,876
Financial assets at fair value through other comprehensive income, noncurrent	13,051,553	-	1,650,975	14,702,528
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	19,653	-	19,653

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

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If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the three-month periods ended March 31, 2022 and 2021, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2022	$3,584,326	$2,580,246	$3,464,652	$234,936	$9,864,160	$2,351,603	$151,859	$2,503,462
Recognized in profit (loss)	220,006	88,123	669,572	439	978,140	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	281,120	11,068	292,188
Acquisition	147,500	218,634	162,727	-	528,861	-	-	-
Disposal	-	-	-	(149,850)	(149,850)	-	-	-
Transfer out of Level 3	(136,800)	-	-	-	(136,800)	-	-	-
Exchange effect	28,995	46,156	80,626	1,953	157,730	-	-	-
As of March 31, 2022	$3,844,027	$2,933,159	$4,377,577	$87,478	$11,242,241	$2,632,723	$162,927	$2,795,650

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2022	$2,380,599
Recognized in profit (loss)	(1,082,703)
Derecognition	(142,823)
As of March 31, 2022	$1,155,073

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2021	$3,241,478	$3,279,003	$2,314,016	$216,330	$9,050,827	$1,297,627	$170,145	$1,467,772
Recognized in profit (loss)	35,247	(90,696)	258,769	4,440	207,760	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	168,909	14,294	183,203
Acquisition	108,887	54,130	57,806	70,750	291,573	-	-	-
Disposal	-	(99,697)	-	(12,031)	(111,728)	-	-	-
Transfer out of Level 3	(122,206)	-	-	-	(122,206)	-	-	-
Exchange effect	1,444	2,676	1,033	84	5,237	-	-	-
As of March 31, 2021	$3,264,850	$3,145,416	$2,631,624	$279,573	$9,321,463	$1,466,536	$184,439	$1,650,975

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The total profit of NT$978 million and NT$203 million for the three-month periods ended March 31, 2022 and 2021, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit of NT$1,002 million and nil for the three-month periods ended March 31, 2022 and 2021, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of March 31, 2022
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%-50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2022 by NT$300 million and NT$251 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the three-month period ended March 31, 2022 by NT$206 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	41.22%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2022 by NT$192 million and NT$182 million, respectively.

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As of March 31, 2021
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%-50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for three-month period ended March 31, 2021 by NT$274 million and NT$247 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the three-month period ended March 31, 2021 by NT$118 million.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

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As of March 31, 2022

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$34,638,735	$25,214,067	$9,424,668	$-	$33,543,167
Long-term loans (current portion included)	37,761,909	-	37,761,909	-	37,761,909

As of December 31, 2021

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$41,947,014	$31,442,469	$10,504,545	$-	$40,536,658
Long-term loans (current portion included)	36,624,907	-	36,624,907	-	36,624,907

As of March 31, 2021

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$18,884,842	$18,884,842	$-	$-	$18,691,082
Long-term loans (current portion included)	41,132,045	-	41,132,045	-	41,132,045

(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

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	As of
	March 31, 2022			December 31, 2021
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,026,891	28.57	$29,338,285	$979,780	27.62	$27,061,533
RMB:NTD	1,649	4.481	7,390	1,647	4.320	7,115
SGD:USD	71,169	0.7378	1,500,175	61,404	0.7375	1,250,787
USD:RMB	629,297	6.3482	17,901,191	510,165	6.3757	14,051,480
USD:JPY	186,402	122.41	5,323,304	166,107	115.02	4,556,692
Non-Monetary items
USD:NTD	212,210	28.57	6,062,844	190,267	27.62	5,255,170
Financial Liabilities
Monetary items
USD:NTD	573,033	28.67	16,428,870	578,045	27.72	16,023,407
RMB:NTD (Note C)	4,811,648	4.531	21,801,579	4,798,085	4.370	20,967,632
SGD:USD	110,333	0.7415	2,345,542	102,625	0.7413	2,108,815
USD:RMB	643,621	6.3482	18,512,929	645,684	6.3757	17,989,938
USD:JPY	23,379	122.41	679,386	17,916	115.02	499,929

				As of
				March 31, 2021
				Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD				$773,377	28.48	$22,025,787
RMB:NTD				1,640	4.317	7,079
SGD:USD				74,262	0.7412	1,567,628
USD:RMB				217,434	6.5713	6,168,225
USD:JPY				121,448	110.72	3,438,327
Non-Monetary items
USD:NTD				161,989	28.48	4,613,451
Financial Liabilities
Monetary items
USD:NTD				257,701	28.58	7,365,100
RMB:NTD (Note C)				4,731,630	4.367	20,663,028
SGD:USD				84,666	0.7449	1,802,479
USD:RMB				711,948	6.5713	20,430,665
USD:JPY				28,037	110.72	806,494

72

Note A： The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Note B： Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

Note C： Please refer to Note 9(6) for more details on other financial liabilities.

(9)	Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2022 and 2021 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of March 31, 2022, December 31, 2021 and March 31, 2021 were as follows:

	As of
	March 31, 2022	December 31, 2021	March 31, 2021
Total liabilities	$180,623,409	$183,223,887	$144,589,394
Less: Cash and cash equivalents	(172,170,231)	(132,622,131)	(107,285,177)
Net debt	8,453,178	50,601,756	37,304,217
Total equity	302,285,107	281,202,884	249,672,760
Total capital	$310,738,285	$331,804,640	$286,976,977
Debt to capital ratios	2.72%	15.25%	13.00%

73

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the three-month period ended March 31, 2022: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the three-month period ended March 31, 2022: Please refer to Attachment 3.

c.	Securities held as of March 31, 2022 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2022: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2022: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2022: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2022: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2022: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of March 31, 2022 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

74

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3, 8 and 9.

(3)	Information of major shareholders as of March 31, 2022: Please refer to Attachment 12.

14.	OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

75

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the three-month period ended March 31, 2022

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$14,114,663	Net 60 days	22%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,749,798	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	287,225	Net 30 days	0%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	9,683	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	936,411	Net 60 days	1%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	693,802	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	369,311	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	247,760	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	221,831	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	141,060	-	0%

For the three-month period ended March 31, 2021

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$11,157,615	Net 60 days	24%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,746,561	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	281,221	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	15,073	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	722,831	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	477,334	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	385,941	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	265,062	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	105,163	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	72,560	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue. Since it was a downstream transaction, the deferred revenue would be realized over time.

76

ATTACHMENT 2 (Financing provided to others for the three-month period ended March 31, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	Other receivables - related parties	Yes	$500,000	$500,000	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$30,199,084	$120,796,335

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

77

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$135,895,877	$17,471,350	$17,471,350 (Note 5)	$15,086,544 (Note 5)	$-	5.79%	$135,895,877

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$12,132,128	$7,246,349	$7,246,349	$6,664,759	$-	26.88%	$12,132,128

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of March 31, 2022.
Note 5: Total endorsement amount is up to USD 290 million and CNY 2.05 billion. As of March 31, 2022, actual amount provided was NT$15.09 billion.
Note 6: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2022.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2022.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

78

ATTACHMENT 4 (Securities held as of March 31, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	22,229	$228,736	1.34	$228,736	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	224,800	1.11	224,800	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	114,624	0.22	114,624	None
Fund	RED ARC GLOBAL INVESTMENTS (IRELAND) ICAV TERM LIQUIDITY FUND	-	Financial assets at fair value through profit or loss, current	57	172,641	0.16	172,641	None
Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	122,801	18.00	122,801	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	2,646,239	9.79	2,646,239	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,431,868	7.66	1,431,868	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	482,744	6.29	482,744	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,412	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	649,826	4.21	649,826	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	877,683	1.67	877,683	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	383,061	0.78	383,061	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	22,875	-	22,875	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	14,262	6,082,662	2.34	6,082,662	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	129,577	3,122,816	19.02	3,122,816	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	1,725,628	12.15	1,725,628	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	1,563,518	8.67	1,563,518	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164	3,673,620	7.20	3,673,620	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	2,183	930,954	0.36	930,954	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	162,927	-	162,927	None

79

ATTACHMENT 4 (Securities held as of March 31, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Bonds	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets measured at amortized cost, current	20	$20,000	-	N/A	None
Convertible bonds	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, current	-	28,570	-	28,570	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,514	2,453	19.65	2,453	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	89,894	15.06	89,894	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	-	14.49	-	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	18,300	10.23	18,300	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	23,213	10.07	23,213	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	126,481	9.12	126,481	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	15,120	8.18	15,120	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	15,630	7.50	15,630	None
Stock	TAIWAN REDEYE BIOMEDIAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	743	9,821	7.43	9,821	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150	57,834	6.93	57,834	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	11	712	6.67	712	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	HYE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	81,720	5.22	81,720	None
Stock	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	421,500	4.98	421,500	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	330	5,468	4.50	5,468	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	-	4.20	-	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	6,072	4.01	6,072	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	167,315	3.49	167,315	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	522,051	3.38	522,051	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,400	55,080	3.21	55,080	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	45,998	3.16	45,998	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	161,631	3.11	161,631	None
Stock	UHT UNITECH COMPANY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	26,550	3.01	26,550	None

80

ATTACHMENT 4 (Securities held as of March 31, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$246,796	2.96	$246,796	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	35,820	2.87	35,820	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	523,978	2.56	523,978	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	59,000	2.38	59,000	None
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	640	41,058	2.15	41,058	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,100	83,370	2.12	83,370	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	169,529	2.07	169,529	None
Stock	TERASILIC CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	8,802	2.05	8,802	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,989	966,605	1.89	966,605	None
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	38,745	1.65	38,745	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	550	115,225	1.51	115,225	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,000	193,800	1.50	193,800	None
Stock	M3 TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	440	97,240	1.20	97,240	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	643	65,941	1.06	65,941	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	888	17,718	1.01	17,718	None
Stock	UNICTRON TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	474	61,620	0.99	61,620	None
Stock	CUBTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	850	55,760	0.93	55,760	None
Stock	POWERTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	ROARING SUCCESS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	317	8,798	0.64	8,798	None
Stock	CLIENTRON CORP.	-	Financial assets at fair value through profit or loss, noncurrent	363	11,435	0.57	11,435	None
Stock	EVERGREEN AVIATION TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,600	121,120	0.45	121,120	None
Stock	CHANG WAH TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,007	100,671	0.28	100,671	None
Stock	FITIPOWER INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	102,750	0.27	102,750	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	59,947	0.20	59,947	None
Stock	RAYDIUM SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	120	61,200	0.16	61,200	None
Stock	CHANG WAH ELECTROMATERIALS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,055	39,240	0.15	39,240	None

81

ATTACHMENT 4 (Securities held as of March 31, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	WAFER WORKS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	800	$55,120	0.15	$55,120	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	13	43	0.15	43	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	31	0.02	31	None
Stock	YANG MING MARINE TRANSPORT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	224	27,888	0.01	27,888	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	205,910	-	205,910	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	-	-	-	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	2,331	-	2,331	None
Stock-Preferred Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,055	72,667	-	72,667	None
Stock-Preferred Stock	BRAVOTEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,250	60,885	-	60,885	None
Stock-Preferred Stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,400	37,460	-	37,460	None
Stock-Preferred Stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	249	28,570	-	28,570	None
Stock-Preferred Stock	HAHOW INC.	-	Financial assets at fair value through profit or loss, noncurrent	151,217	114,280	-	114,280	None
Stock-Preferred Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	526	15,782	-	15,782	None
Convertible bonds	YEONG GUAN ENERGY TECHNOLOGY GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	9,900	-	9,900	None
Convertible bonds	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	250	25,095	-	25,095	None
Convertible bonds	MERCURIES & ASSOCIATES HOLDING, LTD.	-	Financial assets at fair value through profit or loss, noncurrent	250	28,188	-	28,188	None
Convertible bonds	LOTES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	300	39,495	-	39,495	None
Convertible bonds	PHISON ELECTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,900	228,000	-	228,000	None
Convertible bonds	EPISIL-PRECISION INC.	-	Financial assets at fair value through profit or loss, noncurrent	50	6,110	-	6,110	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	907,095	7.00	907,095	None
Exchangeable bonds	TAISHIN FINANCIAL HOLDING CO., LTD.	-	Prepayments for investments	750	75,750	-	N/A	None

TLC CAPITAL CO., LTD.

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$204,867	18.18	$204,867	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	135,443	13.99	135,443	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	351,514	13.00	351,514	None

82

ATTACHMENT 4 (Securities held as of March 31, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,606	$151,874	10.23	$151,874	None
Stock	ARTERY TECHNOLOGY CORPORATION	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112	146,050	9.99	146,050	None
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	148,601	7.14	148,601	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	8,784	4.91	8,784	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	226,880	4.24	226,880	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	88,500	3.57	88,500	None
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	78	-	3.20	-	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	19,180	2.24	19,180	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,183	83,556	1.74	83,556	None
Stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,693	187,007	1.68	187,007	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,734	20,459	1.47	20,459	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	62,800	0.82	62,800	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	441,681	0.77	441,681	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	202,744	0.64	202,744	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	382	39,135	0.63	39,135	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	48,450	0.37	48,450	None
Stock	EVERGREEN STEEL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	997	61,515	0.24	61,515	None
Stock	ALLIED SUPREME CORP.	-	Financial assets at fair value through profit or loss, noncurrent	87	21,663	0.11	21,663	None
Stock	VALUE VALVES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	40	3,692	0.10	3,692	None
Stock	CHANG WAH ELECTROMATERIALS INC.	-	Financial assets at fair value through profit or loss, noncurrent	506	18,836	0.07	18,836	None
Stock	ADVANCED ENERGY SOLUTION HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1	1,303	-	1,303	None
Capital-Preferred stock	GUANGXI CHIPBETTER MICROELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	672	62,964	-	62,964	None
Capital-Preferred stock	CANAANTEK CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	190	68,474	-	68,474	None
Capital-Preferred stock	HEFEI TBSTEST TECHNOLOGIES CO., LTD	-	Financial assets at fair value through profit or loss, noncurrent	168	25,734	-	25,734	None
Capital-Preferred stock	LINSI MICROELECTRONICS (SHENZHEN) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	459	26,886	-	26,886	None
Capital-Preferred stock	WUHAN JIMU INTELLIGENT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	41	27,456	-	27,456	None

83

ATTACHMENT 4 (Securities held as of March 31, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Capital-Preferred stock	ZHEJIANG SAXUM SEMICONDUCTOR TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	280		$26,886	-		$26,886	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685		456	-		456	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377		-	-		-	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332		-	-		-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519		-	-		-	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279		-	-		-	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767		491,958	-		491,958	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000		58,999	-		58,999	None
Stock-Preferred stock	JSAB HOLDING LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,817		34,886	-		34,886	None
Stock-Preferred stock	SILC TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,697		78,567	-		78,567	None
Stock-Preferred stock	SINO APPLIED TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	855		12,856	-		12,856	None
Stock-Preferred stock	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	249		57,140	-		57,140	None
Stock-Preferred stock	XMEMS LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,494		99,995	-		99,995	None
Stock	VALUE VALVES CO., LTD.	-	Prepayments for investments	3		258	-		N/A	None

UMC CAPITAL CORP.

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,894	14.33	USD	2,894	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	21,470	11.47	USD	21,470	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	25,915	8.87	USD	25,915	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	20,866	7.76	USD	20,866	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,820	5.03	USD	6,820	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	4,707	4.53	USD	4,707	None
Stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454		-	4.43		-	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,462	3.25	USD	2,462	None
Fund	GROVE VENTURES III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	280	2.70	USD	280	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	17,354	1.76	USD	17,354	None

84

ATTACHMENT 4 (Securities held as of March 31, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	7,177	1.69	USD	7,177	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,932	1.38	USD	2,932	None
Stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	37	USD	1,433	0.90	USD	1,433	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	5	0.46	USD	5	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	320	USD	2,658	0.32	USD	2,658	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	942	-	USD	942	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	1,844	-	USD	1,844	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	5,775	-	USD	5,775	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614	USD	968	-	USD	968	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	5,944	-	USD	5,944	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	64	-	USD	64	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	6,817	-	USD	6,817	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	7,145	-	USD	7,145	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,380	-	USD	4,380	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	533	USD	1,827	-	USD	1,827	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,864	USD	2,327	-	USD	2,327	None
Stock-Preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	400	USD	4,440	-	USD	4,440	None
Stock-Preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	33	USD	2,000	-	USD	2,000	None
Stock-Preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	117	USD	800	-	USD	800	None
Stock-Preferred stock	AMMAX BIO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	493	USD	1,000	-	USD	1,000	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,872	-	USD	1,872	None

TERA ENERGY DEVELOPMENT CO., LTD.

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	357		$5,092	1.18		$5,092	None

85

ATTACHMENT 4 (Securities held as of March 31, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

SINO PARAGON LIMITED

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$98,835	11.13		$98,835	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		45,440	5.00		45,440	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

				March 31, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	65,710	9.71	RMB	65,710	None

86

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount
None

87

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Fab	2022.03.25	$1,411,596	By the construction progress	L&K ENGINEERING (SUZHOU) CO., LTD. SINGAPORE BRANCH	Third party	N/A	N/A	N/A	N/A	Negotiation	Manufacturing purpose	None

88

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

89

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$14,114,663	30%	Net 60 days	N/A	N/A		$7,749,798	27%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		985,399	2%	Month-end 60 days	N/A	N/A		723,484	3%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		287,225	1%	Net 30 days	N/A	N/A		9,683	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	490,571	90%	Net 60 days	N/A	N/A	USD	271,833	87%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	31,785	6%	Net 60 days	N/A	N/A	USD	24,294	8%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	13,195	2%	Net 60 days	N/A	N/A	USD	8,716	3%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	7,820	1%	Net 60 days	N/A	N/A	USD	4,937	1%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	JPY	3,883,911	17%	Net 60 days	N/A	N/A	JPY	2,973,863	14%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	83,812	6%	Net 60 days	N/A	N/A	RMB	55,291	8%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	55,932	4%	Net 60 days	N/A	N/A	RMB	36,144	5%

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales		$221,831	21%	Net 60 days	N/A	N/A		$141,060	29%

90

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance							Overdue receivables		Amount received in subsequent period
Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status			Loss allowance
UMC GROUP (USA)	Subsidiary	$-		$7,749,798	$5,270		$7,755,068	8.04	$-	-		$3,628,710		$13,140
FARADAY TECHNOLOGY CORPORATION	Associate	-		723,484	-		723,484	7.93	-	-		176,759		590

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance							Overdue receivables		Amount received in subsequent period
Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status			Loss allowance
UMC GROUP (USA)	Associate	JPY -	JPY	2,973,863	JPY -	JPY	2,973,863	6.51	JPY -	-	JPY	1,078,559	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance							Overdue receivables		Amount received in subsequent period
Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status			Loss allowance
UMC GROUP (USA)	Associate	RMB -	RMB	55,291	RMB -	RMB	55,291	6.29	RMB -	-	RMB	-	RMB	42
FARADAY TECHNOLOGY CORPORATION	Associate	RMB -	RMB	36,144	RMB -	RMB	36,144	5.31	RMB -	-	RMB	3,614	RMB	27

WAVETEK MICROELECTRONICS CORPORATION

		Ending balance							Overdue receivables		Amount received in subsequent period
Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status			Loss allowance
UMC GROUP (USA)	Associate	$-		$141,060	$-		$141,060	6.63	$-	-		$51,242		$-

91

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2022) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,838,514	$49,478	$49,478
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	141,458	968	968
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	5,769,007	265,680	265,680
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	10,855,472	287,818	287,818
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	421,983	100.00	4,824,692	170,552	170,552
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	40,200	1,336	1,336
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	444,752	100.00	7,766,738	246,784	246,784
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	21,420	585	585
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	660,191	12,444	12,444
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	146,909	8,689	8,689
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	27,577,944	1,546,899	1,546,899
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	19,528,090	1,771,697	1,771,697
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	79.53	1,080,026	341,326	271,608
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	1,989	-
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	760,432	(232,592)	(97,689)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		2,342,800		2,342,800	234,280	40.00	3,464,245	(1,644,606)	(657,842)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	1,201,774	36.49	11,813,260	(5,254,715)	(1,917,339)
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	28.22	9,113,378	83,435	23,546
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,809,926	622,476	85,752
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,438,565		2,438,565	196,136	13.30	11,216,837	5,203,934	714,738

92

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2022) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	7,800	100.00		$94,962		$4,405		$4,405
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	44.45		10,606		7,545		3,353
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		103,800		4,862		1,222
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.64		9,495		341,326		2,189

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$7,237		$(213)		$(213)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		225,487		(27,430)		(10,972)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(4,435)		-

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,934	USD	3,934	-	10.38	USD	8,044	USD	(1,377)	USD	(114)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$45,313		$685		$685

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,650	USD	1,650	1,650	100.00		$2,780		$(2)		$(2)

93

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2022) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	$2,746	$(3)	$(3)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$27,653,910	$1,546,263	$1,546,263

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$27,653,910	$1,546,263	$1,546,263

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$36,766	$433	$433
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	606,611	11,462	11,462

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$10,829,949	$286,970	$286,970

94

ATTACHMENT 11 (Investment in Mainland China as of March 31, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2022		Investment flows		Accumulated outflow of investment from Taiwan as of March 31, 2022				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of March 31, 2022		Accumulated inward remittance of earnings as of March 31, 2022
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$22,856 800)	(ii)SOARING CAPITAL CORP.	(USD	$22,856 800)	$-	$-	(USD	$22,856 800)		$(216)	100.00%		$(216) (iii)		$7,102		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	21,427 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	21,427 750)	-	-	(USD	21,427 750)		674	100.00%		674 (iii)		44,910	(USD	125,479 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,399,880 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	578,543 20,250)	-	-	(USD	578,543 20,250)	(RMB	4,602 1,027)	25.14%	(RMB	1,156 258) (ii)	(RMB	100,728 22,479)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	14,094,062 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	8,831,044 309,102)	-	-	(USD	8,831,044 309,102)	(RMB	1,546,541 345,133)	99.9985% (Note 4)	(RMB	1,546,519 345,128) (ii)	(RMB	26,959,874 6,016,486)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	134,430 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	57,437 12,818)	99.9985%	(RMB	57,437 12,818) (iii)	(RMB	489,630 109,268)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	65,860,815 14,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	27,569,079 964,966) (Note 5)	-	-	(USD	27,569,079 964,966) (Note 5)	(RMB	644,807 143,898)	69.95%	(RMB	451,044 100,657) (ii)	(RMB	17,207,873 3,840,186)		-

Accumulated investment in Mainland China as of March 31, 2022		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$37,022,949 (USD 1,295,868)			$60,788,903 (USD 2,127,718)			$181,194,503

Note 1:	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods.
Note 2:	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
	(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the auditors of the parent company.
	(iii) Others.
Note 3:	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4:	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of March 31, 2022, the amount of investment has been all remitted.
Note 5:	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
	The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 1,722,349 thousand. As of March 31, 2022, the amount of investment USD 214,283 thousand has not yet been remitted.

95

ATTACHMENT 12 (Information of major shareholders as of March 31, 2022)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)
None

96